[Trimble Navigation Limited Letterhead]

February 28, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trimble Navigation Limited Request for Withdrawal of Filing of Pre-Effective Amendment on Form S-3/A (Registration No. 333-76986)

Ladies and Gentlemen:

Trimble Navigation Limited (the “Company”) hereby makes an application to the Securities and Exchange Commission (the “Commission”) to withdraw the Form S-3/A filed on February 23, 2007, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement.

The Company’s registration statement on Form S-3/A (accession no. 0000864749-07-000023) was transmitted and accepted by the Commission on February 23, 2007 inadvertently using the wrong EDGAR form type, “S-3/A”, rather than “POS AM”. On February 26, 2007, the Company re-filed its registration statement on the correct form type for post-effective amendments, “POS AM” (accession no. 0000864749-07-000033).

If you have any questions or comments or require further information, please do not hesitate to call the undersigned at (408) 481-7801 or Thomas Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522.

Sincerely,

/s/ Irwin Kwatek

Irwin Kwatek

Vice President and General Counsel